Mail Stop 3561

March 30, 2009

Adam Blumenfeld
Chief Executive Officer
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

> **Re:** **Sport Supply Group, Inc.**
> **Form 10-K Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Proxy Statement on Schedule 14A, as amended**
> **Filed October 8, 2008**
> **Form 10-Q for Fiscal Quarters Ended**
> **September 30, 2008 and December 31, 2008**
> **Filed November 5, 2008 and February 11, 2009**
> **File No. 001-15289**

Dear Mr. Blumenfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.   We note that on your Form 10-K for the fiscal year ended June 30, 2007 you declared that you were an accelerated filer whereas on your Form 10-K for the fiscal year ended June 30, 2008 you declared yourself as a smaller reporting company. Please provide your analysis and any calculations that you conducted that lead you to conclude that your reporting status had changed.

2.   We note that certain company representatives presented at the 11th Annual ICR XChange Conference held on January 14-15, 2009, the Thomas Weisel Growth Conference held on September 22, 2008 and at the JMP Securities Research Conference held on May 19, 2008. We note you filed a Form 8-K with Item 7.01 disclosure regarding your representative's participation in the JMP Securities Research Conference. Please briefly discuss why your representative's participation in these other conferences did not require similar disclosure under Item 7.01 of Form 8-K. Please refer to Item 7.01 of Form 8-K and Regulation FD.

Item 1. Description of Business, page 2

Corporate Strategy, page 3

3.   We note your statement in the last paragraph on page three that you believe you are well positioned to grow your business because, in part, you have a superior catalog design, superior customer service and superior sourcing and production capabilities. Please discuss the basis for your belief and why your catalog design, customer service and sourcing and production capabilities are superior to your competitors.

Customers, page 7

4.   We note that one of your contracts with the General Services Administration will expire on July 1, 2009. Please discuss if you currently expect this contract to be renewed. If you do not expect this contract to be renewed, please discuss in your Management's Discussion and Analysis of Financial Condition and Results of Operations section how the expiration of this contract may affect your operations.

Competition, page 9

5.   Please discuss the particular markets in which you compete and provide an estimate of the number of competitors in those markets. Also, we note that you discuss several positive factors pertaining to your competitive position. In order to provide a balanced discussion for your readers, please discuss any known material negative factors

pertaining to your competitive position. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Item 1A. Risk Factors, page 10

State and local sales tax collection may affect demand for our products, page 13

6.   We note your disclosure that states have increased their claims that direct-mail retailers, such as yourself, should collect sales taxes for goods that you sell directly to the state, its political subdivisions and to customers in their state, even without a presence in the state. We also note your statement that one state is currently making such a claim against you. Please discuss in further detail here and, if appropriate, in your Management's Discussion and Analysis section the material aspects of this claim, including the jurisdiction asserting the claim and how this uncertainty may affect your overall operations and your operations in that state. Also, if this claim has resulted in litigation please provide the information required by Item 103 of Regulation S-K or advise why you are not required to do so.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 24

7.   Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

   - economic or industry-wide factors relevant to your company, and
   - material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note your disclosure on page 12 that the weak financial conditions of some of your customers may adversely affect your business, especially if the economy worsens. Since many of your customers include schools and colleges who you note in your Form 10-Q for the period ending December 31, 2008 have experienced increased budget constraints and shortfalls, such as the State of California's reduction in sports equipment related spending, please discuss in this section the actions you are taking to address this loss of income. We also note the disclosure on page 14 that a significant amount of the products you sell are purchased from overseas suppliers. In light of the current global economic turmoil and the potential ramifications on global trade, to the extent material, you should discuss the affect this uncertainty may have on your operations. Finally, we note your net sales and accounts receivable have trended higher over the past few years. Please describe in greater detail the underlying causes for these trends and if you expect these trends to continue. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

8.   We note that you quantify material increases in net sales attributable to catalog and/or team dealer group sales, consumer direct internet sales, soft goods and sporting equipment sales through your direct sales force, and freight and installation revenue in your discussion of net sales on pages 27 and 28. We also note that you attribute increases in gross profit to increases in sales volume from catalog and team leader groups, more profitable customer and product mix and improvements in manufacturing efficiencies in your discussions of gross profit. Please expand your discussions of net sales to quantify increases attributable to prices or to increases in the volume of goods sold or to the introduction of new products and describe the causes for the changes. Please also expand your discussions of gross profit to quantify the impact of volume, changes in customer and product mix and manufacturing efficiencies, as well as the impact of material changes in cost of goods sold. Refer to Item 303(a)(3)(iii) of Regulation S-K. In addition, consider including an analysis and discussion of net sales and gross profit by product category disclosed on page 5 to extent relevant to an understanding of changes in sales and gross profit.

9.   Please describe the causes of changes in each of the factors contributing to the increase in selling, general and administrative expenses in your analysis on pages 28 and 29. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 30

Liquidity, page 30

10.   Please include a discussion of cash flows from operating, investing and financing activities for three-year period covered by the financial statements. Also disclose the underlying causes for significant changes in accounts receivable and inventories for each year presented.

Long-Term Financial Obligations and Other Commercial Commitments, page 34

11.   We note your statement in this section and in your "Risk Factor" section and in your Form 10-Q for the period ended September 30, 2008 that approximately $44 million in convertible notes are set to mature in December 2009 and that these notes may convert into common stock, or that you may refinance this debt, issue additional equity, or use your revolving credit facility to pay this debt. Please discuss how the selection of any one of these alternatives may or may not affect your operations and your liquidity and your current intended course of action.

Critical Accounting Policies and Estimates, page 35

12.   Please revise to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Discuss, to the extent material, how accurate your estimates/assumptions have been in the past, how much the estimates/assumptions has changed in the past and whether the estimates/assumptions are reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7A. – Quantitative and Qualitative Disclosures About Market Risks, page 37

13.   Please provide quantitative information about market risks as of the end of the latest fiscal year in accordance with one of the disclosure alternatives set forth in Rule 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 38

Report of Independent Registered Public Accounting Firm, page 39

14.   Please include a signed audit report. Refer to Rule 202(a) of Regulation S-X and Auditing Standards Codification Section AU 508.08. Please also file a signed consent. Refer to Item 601(b)(23) of Regulation S-K.

Consolidated Financial Statements, page 40

Notes to Consolidated Financial Statements, page 44

Note 2. Summary of Significant Accounting Policies, page 44

Staff Accounting Bulletin 108, page 47

15.   Please describe to us in detail the nature of the errors related to the collection and remittance of sales taxes corrected in the cumulative adjustment in applying the guidance in SAB 108. In addition, tell us the whether you previously applied the rollover or iron curtain approach in quantifying the amount of misstatements in prior year financial statements, the effect of the errors on income, goodwill and deferred tax assets for each prior year in applying that approach and why you believe the errors in previously issued financial statements were not material. If potential sales tax obligations were treated as contingent liabilities, please describe how you applied SFAS 5 in prior years. Further, we note the disclosure in your discussion of selling, general and administrative expenses on page 27 that the decrease in sales, use and general business tax expense related to incorrect collections and remittances of sales taxes in years prior to 2007. Please tell us why the effects of prior year errors are reflected in income as opposed to the cumulative effect adjustment in applying SAB 108 or clarify your disclosure.

Note 3. Business Combinations, page 49

16.   Please tell us how you accounted for the acquisition of the remaining 26.8% interest in Old SSG. Also tell us the amount assigned to each major asset and liability acquired and how you determined their values. It appears that you recognized goodwill but did not assign value to acquired intangible assets. Please advise in detail. In addition, please provide the disclosures required by paragraphs 51 – 55 of SFAS 141 for each year or tell us why such disclosures are not required. Further, please show us how to reconcile the aggregate purchase price of fiscal 2006 acquisitions in the narrative disclosures to the table on page 51.

Note 4. Net Sales, page 51

17.   We note that you group similar products into product categories as disclosed on page 5. Please disclose revenues for each group of similar products used to produce your general purpose financial statements for each year presented or tell us why you believe disclosure of information about products is not required. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Note 7. Intangible Assets, page 53

18.   Please tell us your basis in GAAP for recognizing Old SSG tax benefits related to the exercise of stock options as a reduction of goodwill in light of the guidance in paragraphs 58 – 63 of SFAS 123(R) and paragraph 30 of SFAS 109.

Note 9. Long-Term Debt and Line of Credit, page 54

19.   Please disclose the due date of the convertible notes. Refer to SFAS 129.

Item 9AT. Controls and Procedures, page 64

(c) Management's Report on Internal Control Over Financial Reporting, page 64

20.   Management must state whether or not the Company's internal control over financial reporting is effective. Please revise. Refer to Item 308T(a)(3) of Regulation S-K and SEC Release No. 33-8238.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 15

Market Reference, page 15

21.   We note your statement on page 16 that in setting compensation you considered information from various surveys including a published report from Mercer and "…other survey sources." Please identify the other survey sources.

Elements of the Executive Compensation Program, page 16

Short-Term Bonus Incentive Compensation, page 17

22.   On page 19 we note that you have decided to not set a cap on the amount of bonus that a named executive officer may earn under your Short-Term Bonus Incentive plan. Please discuss how the lack of a cap aligns the interests of shareholders and management. Also, please discuss if you believe that the lack of a cap encourages the named executive officers to take unnecessary risks and if you have any policies in place to prevent the named executive officers from taking unnecessary risks. Please discuss the basis for your belief.

Equity Compensation, page 19

23.   We note your statement on page 19 that you have historically made equity awards on a
        discretionary basis at various times throughout the fiscal year. Please discuss the factors
        you consider when deciding at what time you will make an equity award.

Summary Compensation Table, page 23

24.   In your Definitive Proxy Statement on Schedule 14A filed on October 16, 2007 several of
        the Named Executive Officers received discretionary cash bonuses. While in your
        Definitive Proxy Statement on Schedule 14A filed on October 8, 2008 you discuss a
        Short-Term Incentive plan. Please discuss how your compensation program changed
        from previous years and the steps that you took to decide to materially change your
        compensation program. For example, you should discuss why you paid the named
        executive officers a bonus in 2007, but not in 2008.

Security Ownership of Certain Beneficial Owners and Management, page 31

25.   Please clarify your Security Ownership of Certain Beneficial Owners and Management
        table to clearly indicate the ownership of each entity or individual identified. As
        currently presented, it is unclear what shares Carlson Capital, L.P., CBT Holdings,
        L.L.C., Skystone Advisors, L.L.C. and W.S. Capital, L.L.C. own.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

General

26.   Please address the comments above in future filings as applicable.

Management's Discussion and Analysis of Financial Condition and Results of...page 12

27.   We note that as part your new credit facility with Bank of America that you must dissolve
        your Asian subsidiary, Sports Supply Group Asia Limited, within 180 days from the
        closing of the credit agreement. Please discuss in this section what, if any, affects that
        dissolving this subsidiary may have on your liquidity, results of operations or financial
        condition.

Form 8-K filed August 5, 2008

28.   Exhibit 99.1 includes several non-GAAP measures including EBIT, EBITDA, Net
        Debt/EBITDA and Free Cash Flow per Share. In future filings please provide a
        presentation of the most directly comparable financial measure calculated and presented
        in accordance with GAAP and a reconciliation (by schedule or other clearly
        understandable method), which shall be quantitative for historical non-GAAP measures

presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Regulation G and Item

10(e) of Regulation S-K. Regarding your presentation of Free Cash Flow per Share, please note that cash flow per share is prohibited by paragraph 33 of SFAS 95 and per-share data other than that relating to net income, net assets and dividends is inappropriate as discussed in Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Adam Phippen, Staff Accountant, at (202) 551-3344 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Robert Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director